Exhibit 12.1
Ratio of Earnings to Fixed Charges
(In thousands)

	Successor	Predecessor
	For the Period September 24 through December 31, 2012	For the Period January 1 through September 23, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Fixed Charges:
Interest expense	$8,074	$23,735	$32,367	$32,297	$32,556	$31,210
Capitalized interest	90	179	285	362	152	317
Fixed Charges	$8,164	$23,914	$32,652	$32,659	$32,708	$31,527

Earnings:
Add:
Income before income taxes	$14,762	$31,857	$49,712	$48,591	$47,982	$35,097
Fixed charges (calculated above)	8,164	23,914	32,652	32,659	32,708	31,527
Deduct:
Capitalized interest	(90)	(179)	(285)	(362)	(152)	(317)
Earnings	$22,836	$55,592	$82,079	$80,888	$80,538	$66,307

Ratio of Earnings to Fixed Charges[1]	2.80	2.32	2.51	2.48	2.46	2.10

(1)
Ratio of Earnings to Fixed Charges is computed by dividing Earnings by Fixed Charges. For purposes of this calculation, “Earnings” is Income before income taxes plus Fixed Charges less Capitalized interest. “Fixed Charges” is Interest expense plus Capitalized interest. This calculation differs from the Fixed Charge Coverage Ratio as defined in the Indenture.